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Your Workplace in Your Pocket!

PITCH VIDEO | INVESTOR PANEL


PeerBie
PeerBie

peerbie.com San Francisco CA

Software | Technology | B2B | App | Artificial Intelligence

OVERVIEW | UPDATES 1 | WHAT PEOPLE SAY 117 | ASK A QUESTION

Highlights

1. 0 to 400 customers in first 3 months in single market
2. $13.4b market size for team collaboration platforms
3. Booked $115,000 in revenue for Q2 2021
4. Ultimate social collaboration platform; it's like Facebook, Asana, Slack, Jira, Teams put together.
5. 40 Reseller Partners in single market only to get started
6. Raised almost $400K from Family and Friends to bootstrap the business
7. Unique solutions for Education, Retail, Corporate, Municipalities, Health Care
8. International team from USA, Turkey, and India

Our Team



Semih Secer CEO & Founder

Serial Entreprenur. Having more than 20 years of software experience in his career, Semih Secer has managed and worked with big scale teams. He holds Masters degree from Purdue University. And he is currently holding 5 patents and counting.

> While managing large scale teams, one of my biggest struggles was to assign and manage team members tasks and examine their processes. I then realized every time I opened my computer, I had to open more than 10 website tabs, programs for workplace management platforms for different single purposes (task management, calendar, mails, messages, etc.)



Fatih Turkmen Digital Marketing Specialist

He started his professional career by running b2b and b2c digital campaigns in national and global advertising agencies. He continues to work as a Digital Marketing Specialist at PeerBie focused on Brand positioning and creative department.



Serkan Turkoglu Advisor

Serkan Turkoglu is a serial entrepreneur specialized in growth and investment operations. The companies he founded have served millions of customers in various markets. He has been digitilazing Turkey's largest service providers for 10 years.

PeerBie Pitch

We are here to democtratize digital workplace management. PeerBie MyWork offers not just for big guys but also small, medium sized companies as well as various organization types such as retail, education, health, municipality access to one "super app" that can do it all to boost productivity. This all-in-one app is a result of years of experience and a teamwork across continents. We are not just the makers but also the first users of our own product.



PeerBie MyWork

Democratizing digital workplace management

Peerbie is a Delaware C corp company based in **San Francisco**, founded in 2018 by **Semih SECER**, Founder and the CEO of the company.

Humble beginnings...

With Semih's own words: "I started my journey with humble beginnings as an immigrant to USA. I was funded by Nasa as a research assistant at Purdue University. My career began as a software engineer and before I knew I was the youngest manager in the company. Organization kept on growing into multiple offices, multiple countries, multiple timezones.

While this is happening, one of my biggest struggles was to assign and manage my team members tasks and examine their processes. I had to literally contact my team around 300 times total with questions such as: "What do you plan to do today?", "What have you finished today?", "Have you finished this task, that task?", "What is your estimate for this issue?", "Are we on track with the project?" and so many other questions daily. This had to stop and all of this should be automated like a great engine that runs well on its own.

Productivity and collaboration has always been a top priority for me. We have used various messaging apps. That was not enough so we added project management, task management products. Before I knew it, work was so difficult to manage not only the cost but also integrations of these products.

I decided to optimize all processes, wanted to minimize the energy, time and money spent to manage our team. So we started building PeerBie MyWork with a promise of an all-in-one super app."



PROBLEM

We have visited several companies and interviewed them and realized we were not alone. They are not productive enough and to become more productive , they will need to subscribe to multiple products at the same time such as Slack for messaging, Asana for task management, Jira for TT management, some CRM product, some performance management product for HR. Total subscription cost skyrockets for these products. So it was clear that they have a need for an all-in-one platform to manage their complex business flows.

Also we have interacted with different organization types such as Retail, Education, Municipalities, Health industries. These type of organizations have the same essential needs as much. However, all they can find in the market are the same solutions offered to technology companies. It was very clear that there is a need for specialized productivity, collaboration solutions for these industries.



PRODUCTIVITY
Productivity is essential in modern society, which is a common problem for everyone
TOO MANY SINGLE-PURPOSE PLATFORMS
"Traditional productivity products" are built for single purpose in mind: messaging, to-do's, CRM, trouble ticketing, etc.
HIGH COST
Using many different solutions at the same time can be costly
INTEGRATION
Customers have to purchase multiple products that require integration, data multiplicity which all come at a high cost

Semih started up his own company Peerbie, with the purpose of combining all processes

> ***from task management to workplace engagement,***

> ***from product life-cycle management to customer relation management***

> ***in one platform, in order to create an end-to-end digital workplace management experience for all teams.***



PeerBie

is "the ultimate work app" built on patented platform technology increasing productivity and teamwork for various organization types.

SOLUTION

"All in one" — flexible platform with services and solutions

PeerBie MyWork allows digital workspaces tailored towards the special needs of businesses. And this happens through a patented technology. Corporates, non-profits, retail, educational institutions can all benefit from this multi-service single platform instead of purchasing 4-5 products to accomplish the same goal. As a result of this organizations spend less and gain more, moreover different industry based solutions help solve specialized pain points.

While I used to contact employees over 200 times a day through various media including phone, email, messaging apps, project management tools, now it is all

automated. I know now when someone starts working, how long a person works, what he plans to work on today, what is she working on currently, how the project is going, any critical business or product issues. All automated now and I can see it all team by team, process by process, customer by customer in one single app. Saving so much time and money!



EXTENSIBLE
Extensible Platform with new roles, services, shortcuts, markets
OPTIMIZING
OPEX is optimized thanks to more effective working hours
SINGLE
Project/Task, Messaging, Customer, Trouble Ticket, Performance Management
VERTICAL
Vertical solutions for various organization types: business, retail, NGOs, municipality, health

Here is what Peerbie can provide:

PeerBie MyWork brings team communication, collaboration, project management, TT management, customer management, and more into one product so you can get more work done whether you belong to a large enterprise or a small business, or retail, or non-profits. Check off your to-do list and move your projects forward by bringing the right people, conversations, tools and information you need together. MyWork is available on any device, so you can find and access your team and your work, whether you are at your desk or on the go.



ENGAGE
Share, Communicate, Message, Follow
CUSTOMER
Manage your customers.
ORGANIZE
Set Events & Meetings, Reminders
PeerBie
PRODUCT
Product lifecycle management
MANAGE
Task management, Reminders
EMPLOYEES
Employee directory, organization scheme

Market Size

The Global Digital Workplace Market size is expected to reach **$44.9 billion** by 2026, rising at a market growth of 21.5% CAGR during the forecast period.



$ 44.9 B
TAM
Global Digital Workplace Market
$ 13.14 B
SAM
Team Collaboration Platforms
$ 130 M
SOM



PeerBie My Work
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ONE APP, PLENTY SOLUTIONS

> *ALL-IN-ONE PLATFORM*


INDUSTRY SPECIFIC SOLUTIONS
RETAIL
Markets, Supermarkets
EDUCATION
Schools
PUBLIC INSTUTITIONS
Municipalities
Organizations
NPOs
Businesses
SMEs
Healthcare
Hospitals, polyclinics,...
COMING SOON

Thanks to a patented, flexible platform, MyWork comes with of the shelve solutions for various industries. Retail can use the product for collaboration without ever opening the keyboard; "need help with cashier", "suspicious person inside", "new truck delivery arrived", check off daily tasks, start-end day, timesheet management.

Education solutions bring school district, schools, teachers, parents, and students under one roof. District can communicate with schools and schedule meetings and video conferences. Schools can survey parents and engage in discussions. Teachers can stay in touch with students.

MyWork solution for non-profits serves employees, volunteers, partners and sponsors. NPO can add more volunteers easily. Employees can work productive using MyWork services. NPO can stay in touch with volunteers, partners and sponsors at all times.

BUSINESS

Monitor projects at work

You can create various to-do lists and monitor status with your team.

Collaborate across teams and departments

Whether it is one-on-one or group messages,
create conversations or posts across teams and departments.

Manage end to end product trouble tickets

Manage your products, services or customers with trouble tickets,
let your team turn them into tasks

Monitor your customers with customer management module

You can save various aspects of customers and monitor their status.


Post Topic
POST
Project proposal

PARTNERS

Partnerships are very important for us. We have platform partnerships with popular platforms such as Facebook, Twitter, Zoom, FourSquare, Instagram. We will continue building integrations that our customers need.

We are also building an army of reseller partnerships. Currently, we have 39 partnerships alone in single pilot territory. We will be adding 10's of new resellers as we are opening our product globally. We have started MyWork product training, sales knowledge transfer, sales collateral with our partners. So far we have established a great relationship with our partners and they believe in PeerBie MyWork platform.



REVENUE MODEL

PeerBie MyWork makes money through monthly and yearly customer service subscriptions. Currently, there are 2 plans for customers. We are also working to add a third model, enterprise model for white-label, on-premise customers. We have already invested in the technology to support enterprise pricing model.

Per Person, per month billed annually	$ 4	$ 8
Services	Premium	Business
Core Features	✓✓✓	✓✓✓
Issue Management	✓✓	✓✓✓
Task Management	✓✓✓	✓✓✓
Admin Capabilities	✓✓	✓✓✓
Support and Security	✓✓	✓✓✓
Employee Engagement and Rewards		✓✓✓
Customer Management (CRM)		✓✓✓

TRACTION - Customers Acquired

We have beta released our product January 2021. We started contacting organizations for our beta program. We had double digit growth during the beta phase. Started with 10's in March and the number reached to 170 customers in May. We received great feedback from our customers and we are making several enhancements and fixes to our platform. We had a successful beta stage and now we are getting ready for public roll out.



$ 115,000

Projected Revenue Q2 2021

Disclaimer: These projections cannot be guaranteed

After our successful run with Beta customers, we have several commitments to convert to paying customers once the beta trial is over. Our portfolio consists of customers from various industries in single pilot market such as a school district with 53 schools, municipality of a large city, several non-profits and profit based companies. Starting with July, we expect our numbers to grow further thanks to global marketing efforts.

OUR ROADMAP –SO FAR

Our journey started as a social media app that would target to be the "New Social". We have beta tested some of our products in this regard such as My University, My Neighborhood apps. However, with Covid 19, the need to work remotely and stay productive has dominated overall trends. Hence we have pivoted to My Work app in 2020 using our patented technology platform. We still have plans for various other products in mind in near future.

> ***FOUNDED (May 2018)***
> ***University App (2019)***
> ***Pivot MyWork App (2020)***
> ***Beta Launch (Messaging, payment system, Issue management)***
> ***OPEN INTERNATIONALLY***
> ***Customer Feedback (Task Management, Customer Management, Gamification)***
> ***Public Relations (Global growth)***

INVESTMENT

$ 250K

Looking to raise USD 250K on Wefunder ($400k total) to capture Digital Workspace Management Market and Scale up business divisions.

We are in a very sweet spot currently with our technology. We have completed "Minimum Viable Product" and have run it through with hundreds of beta customers. Therefore, most of the funding will be spent to fuel global growth starting with US market. We will continue with internationalization of our products for various languages.

We will be hiring new employees, contractors that will compliment an already existing great team. Our culture is very important for us and we will ensure all new additions are compatible with PeerBie's contemporary, innovative culture.

We will be using digital marketing heavily in order to reach to new reseller partners in various countries. Hence we will be increasing our existing tiny marketing budget.


Use of Funds
Growth
20,0%
Marketing
35,0%
R&D
30,0%
Team
15,0%

TEAM

We have a great core team that works with passion endlessly. We sometimes have

to work from different timezones but MyWork brings us closer without ever feeling alone and stranded.



Our Core team is supported by a brilliant advisory team who is always available to consult on various challenges. Professor Erhan Oztop brings machine learning, AI into the picture and we have made plans to incorporate them in our roadmap. Gopan and Serkan are serial entrepreneurs themselves helping us with investments, documentation, go-to-market strategies.



